Exhibit B

[MRMC Letterhead]

May 24, 2024

Via Email

Martin Midstream GP LLC
4200 Stone Road
Kilgore, Texas 75662
Attention: Byron Kelley, Chair of Conflicts Committee

Re: Non-binding proposal regarding Midstream Partners L.P. (the “Partnership”)

Dear Members of the Board of Directors:

Martin Resource Management Corporation (“MRMC”) hereby submits a non-binding proposal (the “Proposal”) pursuant to which MRMC would acquire all of the outstanding common units representing limited partner interests in the Partnership (the “Common Units”) not already owned by MRMC and its subsidiaries.

As you are aware, MRMC and its subsidiaries own approximately 6.1 million Common Units, representing approximately 15.7% of the outstanding Common Units, in addition to MRMC’s indirect ownership of the general partner interest in the Partnership. Subject to the negotiation and execution of mutually acceptable definitive documentation containing terms and conditions customary for transactions of this type, MRMC proposes to acquire the Common Units at a cash purchase price of $3.05 per unit. The proposed consideration represents a premium of approximately 19.1% to the average closing price of the Common Units on the NASDAQ Global Select Market for the trailing 90 trading days ended May 23, 2024. We would be pleased to explain the rationale for the proposed purchase price at your convenience.

The transaction is expected to be structured as a merger between the Partnership and a wholly owned subsidiary of MRMC. We anticipate that the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of Martin Midstream GP LLC, the general partner of the Partnership (the “General Partner”), will review, evaluate and negotiate the terms of a transaction. We welcome the opportunity to present the Proposal in more detail to the Conflicts Committee and its advisors as soon as possible. We have engaged Wells Fargo Securities, LLC as financial advisor and Baker Botts L.L.P. as legal counsel, and we are prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and close the transaction as expeditiously as possible.

Please be advised that MRMC is interested only in acquiring all of the outstanding Common Units that MRMC or its subsidiaries do not currently own. MRMC has no interest at this time in selling any of its or its subsidiaries’ interests in the Partnership or the General Partner or pursuing other strategic alternatives involving the Partnership or the General Partner.

The making of the Proposal has been authorized by the Board of Directors of MRMC; however, any definitive agreements and the transactions contemplated thereby will require approval by the Board of Directors of MRMC, as well as the Conflicts Committee, the Board of

Directors of the General Partner and the Partnership’s unitholders. In addition, the potential transaction would be subject to the satisfaction of certain conditions, including any applicable regulatory and securities law requirements. MRMC anticipates financing the merger consideration with cash on hand and borrowings under its existing and additional credit facilities. It is not expected that the definitive documentation would contain a financing condition.

The Proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to the Proposal or any other transaction will be created until such time as mutually satisfactory definitive agreements have been executed and delivered.
We will be filing an amendment to MRMC’s Schedule 13D in connection with the transmittal of this letter, which filing will include a copy of this letter. We are confident that you will agree that it is in all of our interests to ensure that we otherwise proceed in a confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

This letter shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any principles of conflicts of laws that would result in the laws of any other jurisdiction applying.

We look forward to discussing this Proposal with you in more detail.

Sincerely,

/s/ Ruben S. Martin, III

Ruben S. Martin, III

President and Chief Executive Officer
Martin Resource Management Corporation